Filed by Amedisys, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Amedisys, Inc.

Commission File No.: 000-24260

Combining to Create a Leading, Independent Platform for Home and Alternate Site Care Combines Highly Complementary Businesses Unlocking Significant Benefits for Patients, Providers, Payers, and Care Teams Combined Team and Platform Expected to Provide Increased Patient Access >16,500 health care professionals 46 states 674 sites across the U.S. >720K patients served annually Enhances Avenues for Growth through Creation of Comprehensive Care Platform Amedisys adds strong presence in hospital at home, home health, hospice, palliative, and high-acuity care services enabling Option Care Health to expand beyond existing home and alternate site infusion services and meet growing market demand Delivers Significant Benefits to Patients by Broadening Relationships with Health Systems and Payers Combined company expects to be well positioned to serve as single provider partner to health systems across the alternate site care spectrum and to expand relationships with commercial and government payers to deliver more affordable cost of care Enables Intelligent Insights to Enhance Outcomes and Reduce Cost of Care Option Care Health and Amedisys’ combined data sets across critical population will create opportunities to proactively identify interventions, increase patient engagement, enhance clinical protocols and offer value-based care Scaled and Unparalleled Clinician Team Across Broad Professional Specialties Option Care Health and Amedisys expect to have a national clinician workforce and network with processes in place to better optimize staffing and retention to help meet growing market demand +

Compelling Value Creation Opportunity

Strong Combined Financial Profile and Balance Sheet

$9.7B Enterprise value[1]	**~$6.2B** Revenue[2]	**~$622M** Adj. EBITDA[3]
$8.4B Market cap[1]	**~$401M** Cash flow from operations[2]	**~2.0x** Combined net leverage[2]

Significant Synergies

~$50M cost synergies + **~$25M** revenue synergies

~$75M annual run rate synergies by year 3 following close

Expected to result in more diversified revenue base through improved access to private payers and government-managed health plans

Transaction Snapshot

All-stock transaction values Amedisys at

$3.6B

Including assumption of net debt

3.0213 shares

of Option Care Health common stock for each share of Amedisys common stock will be received by Amedisys stockholders

Represents **~26% premium** to Amedisys stockholders based on closing stock price of Amedisys on May 2, 2023

64.5%

of combined company will be owned by Option Care Health stockholders and

35.5%

by Amedisys stockholders upon completion

Expected close in **2H 2023,** subject to customary closing conditions, including approval by Option Care Health and Amedisys stockholders and receipt of applicable regulatory approvals

Platform Will Span Broad Continuum from Preventative Care Through End of Life Care

>$100B of Combined TAM with Additional Whitespace Opportunity[4]

Combined Capabilities

Preventative and Maintenance	Acute	Post-Acute	End-of-life Care
• Home Pharmacy • Medicine Management • Chronic Disease Management • Home Infusion	• Urgent Care at Home • Virtual Care Navigation • Hospital at Home • Mobile Ancillary Services (e.g., labs, imaging, blood draws)	• Palliative Care Curative • Home Infusion • Home Health Care • Home Rehab, PT, OT • Post-discharge Remote Patient Monitoring • Skilled Nursing Facility at Home	• Palliative Care Comfort • Hospice

To learn more, visit optioncarehealthamedisys.com

option care health + amedisys

No Offer or Solicitation This communication relates to the proposed merger (the “proposed transaction”) between Option Care Health, Inc. (“Option Care Health”) and Amedisys, Inc. (“Amedisys”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, Option Care Health and Amedisys will file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including an Option Care Health registration statement on Form S-4 that will include a joint proxy statement of Option Care Health and Amedisys that also constitutes a prospectus of Option Care Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Option Care Health and Amedisys. INVESTORS AND SECURITY HOLDERS OF OPTION CARE HEALTH AND Amedisys ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Option Care Health or Amedisys through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Option Care Health will be available free of charge on Option Care Health’s internet website at https://investors.optioncarehealth.com or by contacting Option Care Health’s investor relations department at investor.relations@optioncare.com. Copies of the documents filed with the SEC by Amedisys will be available free of charge on Amedisys’ internet website at https://investors.amedisys.com or by contacting Amedisys’ investor relations department at IR@amedisys.com. Certain Information Regarding Participants Option Care Health, Amedisys and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Option Care Health is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 7, 2023. Information about the directors and executive officers of Amedisys is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 27, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at Option Care Health or Amedisys as described above. Cautionary Statement Regarding Forward-Looking Statements This communication may contain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include projections as to the anticipated benefits of the proposed transaction as well as statements regarding the impact of the proposed transaction on Option Care Health’s and Amedisys’ business and future financial and operating results, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of Option Care Health’s and Amedisys’ business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Option Care Health’s and Amedisys’ control. Option Care Health’s, Amedisys’ and the combined company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements as a result of various factors. These factors include, among other things, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Option Care Health or Amedisys or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of the combined company to maintain relationships with its patients, payers and providers and retain its management and key employees, (4) the ability of the combined company to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of the combined company to execute successfully its strategic plans, (7) the ability of the combined company to promptly and effectively integrate the Option Care Health and Amedisys businesses and (8) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in Option Care Health’s and Amedisys’ respective filings with the SEC, including the risk factors discussed in Option Care Health’s and Amedisys’ most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. It should also be noted that prospective financial information for the combined businesses of Option Care Health and Amedisys is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This prospective financial information should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective financial information is indicative of the future performance of the combined company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this communication should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Amedisys and Option Care Health. Any forward-looking statement made in this communication is based only on information currently available to Option Care Health and Amedisys and speaks only as of the date on which it is made. Option Care Health and Amedisys undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. You are cautioned not to rely on Option Care Health’s and Amedisys’ forward-looking statements. Note Regarding Use of Non-GAAP Financial Measures In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“GAAP”), this communication includes certain non-GAAP financial measures, such as Adjusted EBITDA. Option Care Health and Amedisys believe Adjusted EBITDA provides useful supplemental information regarding the performance of their business operations and facilitates comparisons to their historical operating results. Adjusted EBITDA should not be used in isolation or as a substitute or alternative to net income, operating income or any other performance measure derived in accordance with GAAP, or as a substitute or alternative to cash flow from operating activities or a measure of liquidity. In addition, Option Care Health’s and Amedisys’ definition of Adjusted EBITDA may not be comparable to similarly titled non-GAAP financial measures reported by other companies. For a definition of Adjusted EBITDA and a full reconciliation of Adjusted EBITDA to the most comparable GAAP financial measure, please see the investor presentation dated May 3, 2023 available on Option Care Health’s investor relations site at https://investors.optioncarehealth.com and Amedisys’ investor relations site at https://investors.amedisys.com. This communication also includes certain financial measures for the combined company. These measures are provided for illustrative purposes, are based on an arithmetic sum of the relevant historical financial measures of Option Care Health and Amedisys and do not reflect pro forma adjustments. These measures do not reflect what the combined company’s financial condition or results of operations would have been had the proposed transaction occurred on or prior to the dates indicated. The combined company’s actual financial position and results of operations may differ significantly from the amounts reflected herein due to a variety of factors. Footnotes 1 As of market close on May 2, 2023. 2Based on 2022A combined numbers. 3Adjusted EBITDA is a non-GAAP measure. Please see Note Regarding Use of Non-GAAP Financial Measure herein for additional information on this non-GAAP measure. 4Management Estimate.